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morrison & foerster llp

beijing, berlin, brussels, denver,
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new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

August 13, 2014	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

VIA EDGAR

Shannon Sobotka
Staff Accountant
Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, D.C. 20549

Re:           Vaulted Gold Bullion Trust
Registration Statement on Form S-1
File No. 333-194144

Dear Ms. Sobotka:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are responding to questions posed by the Staff of the Securities and Exchange Commission (the “Commission”) during a conference call on Wednesday, July 16 in connection with the Trust’s supplemental submission dated June 25, 2014.  Below, we identify in bold the SEC Staff’s comment and note in regular type our response.

Also enclosed on Annex A hereto is a draft of the revised financial statements reflecting our discussion with the Staff.  We have presented these under cover of a sample Current Report on Form 8-K.  As you know, we continue to discuss the need, and the appropriate format, for periodic reports relating to the Trust.  We have suggested to the Staff that it might be appropriate to analogize to a structured finance transaction and therefore the Trust would regularly file “investor reports” and quarterly information under cover of an 8-K.  To help in considering this, we have included such a sample here.

1.	Will the Gold Deposit Receipts be classified as financial liabilities or as equity on the Trust balance sheet and how will the Gold Deposit Receipts be accounted for?

August 13, 2014
Page Two

The Gold Deposit Receipts do not meet the criteria in ASC 480-10-25-8 and 25-10 through 12 to be classified as financial liabilities.  Redemption of the receipts is outside the control of the Trust and therefore, in accordance with SEC Financial Reporting Release 211, the Trust will present the receipts as Redeemable Gold Deposit Receipts.  As such, the receipts will be reported on the balance sheet between liabilities and equity.  The receipts will be recorded at the value received from investors.

2.	Will the Investment in Gold be reflected as a Level 1 or Level 2 financial instrument in the financial statement footnotes?

In accordance with US GAAP codification 820-10-50-2(b), the investment in gold will be disclosed as a Level 1 fair value measurement because the quoted prices provided from various sources typically have a narrow range and are for an identical asset, without any adjustment.

For reference, all transactions are based on the prevailing over-the-counter interbank spot market for gold.  Consistent with disclosures in the prospectus, the price of gold will be based on prevailing interbank U.S. dollar spot prices, as determined by Bank of Montreal, acting in its sole discretion.  Bank of Montreal will use multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services as primary sources to determine the prevailing interbank spot price of gold.

3.	How are issuance costs being treated pursuant to SEC SAB Topic 1B? Note on the call with the SEC, management of BMO heard the staff reference SAB Topic 5D.

We have conveyed that the SEC Staff was inquiring about the application of SAB Topic 1.B in regard to Trust expenses.  SAB Topic 1.B, question 1, by analogy addresses whether a reporting issuer needs to include expenses incurred on its behalf in the issuer financial statements.  The SEC Staff mentioned SAB Topic 5D on the call.  If SAB Topic 5D was the intended reference, by analogy, the issue appears to be similar in terms of whether the Trust should record the expenses and related deposit fee revenue directly in its financial statements.

Bank of Montreal is the initial depositor of the Trust and will not consolidate the Trust.  Substantially all costs associated with the operation of the Trust, including costs associated with issuance of Gold Deposit Receipts, are contractually entered into by Bank of Montreal so will be incurred and paid by Bank of Montreal.  The Trust collects a per receipt deposit fee from each investor that subscribes for Gold Deposit Receipts and passes this fee on to Bank of Montreal as Initial Depositor of the Trust.  This fee compensates Bank of Montreal for the various expenses it will incur for the Trust, including costs associated with issuance of Gold Deposit Receipts. The fee and related expenses are proposed not to be reflected in the income statement of the Trust.  However, the Trust plans to provide fulsome disclosure of this arrangement, as outlined in note 2.7 to the draft financial statements so an investor clearly understands how the deposit fee and Trust related expenses are treated.

August 13, 2014
Page Three

We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,
/s/ Anna T. Pinedo
Anna T. Pinedo

Enclosure

cc:          Kevin Woody
Coy Garrison, Esq.
Duc Dang, Esq.

DRAFT – For Discussion Purposes
ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): _________, 2014

Bank of Montreal

Initial Depositor
(Exact name of registrant as specified in charter)

Vaulted Gold Bullion Trust

Issuer with respect to the Gold Deposit Receipts
(Exact name of registrant as specified in its charter)

Delaware	1040	46-7176227
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 King Street First Canadian Place Toronto, Ontario Canada M5X 1A1	M5X 1A1
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (416) 867-6785

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

[Monthly: This current report on Form 8-K has been filed to provide investors with a monthly report.]

[Quarterly: This current report on Form 8-K has been filed to provide quarterly financial statements of Vaulted Gold Bullion Trust for the quarter ended ___________, 2014.]

Item 9.01. Financial Statements and Exhibits.

(a)	Financial Statements

Exhibit No.	Description

[99.1	Monthly Report.]
[99.1	Unaudited Financial Statements of Vaulted Gold Bullion Trust for the quarter ended ___, 2014.]

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VAULTED GOLD BULLION TRUST

By:
Name:
Title:

3

EXHIBIT INDEX

Exhibit No.	Description

[99.1	Monthly Report.]
[99.1	Unaudited Financial Statements of Vaulted Gold Bullion Trust for the quarter ended ___, 2014.]

4

  DRAFT – For Discussion Purposes
[EXHIBIT 99.1] [QUARTERLY]

VAULTED GOLD BULLION TRUST

Financial Statements (Unaudited)

Balance Sheet (Unaudited)
At [Date], 2014 (1)

[Date], 2014
(Amounts in 000’s of US$)
ASSETS
Cash
Investment in gold (Note 2.2. 2.6)	$	X,XXX,XXX
Gold receivable (Note 2.3)		XX,XXX

Total Assets		X,XXX,XXX

LIABILITIES
Gold payable (Note 2.3)		XX,XXX

REDEEMABLE GOLD DEPOSIT RECEIPTS (Note 2.5)		X,XXX,XXX

RETAINED EARNINGS		XX,XXX

Total Liabilities and Equity	$	X,XXX,XXX

(1)	The Trust was created on December 10, 2013 but there were no operations until [Date], 2014.

 See Notes to the Unaudited Financial Statements

VAULTED GOLD BULLION TRUST

Schedule of Investments (Unaudited)
At [Date], 2014

	[Date], 2014
Description	Oz		Cost		Fair Value	% of Net Assets (1)

Investment in gold (in 000’s of US$, except for oz data)
Gold	XX,XXX	$	X,XXX	$	XXX,XXX	100%
Total investment in gold	XX,XXX	$	X,XXX	$	XXX,XXX	100%

(1)	Calculated as investment in gold at fair value divided by net assets, as at [Date], 2014

See Notes to the Unaudited Financial Statements

VAULTED GOLD BULLION TRUST

Statements of Operations (Unaudited)
For the X months ended [Date], 2014

X months Ended [Date], 2014 (1)
(Amounts in 000’s of US$)

REALIZED AND UNREALIZED GAINS / (LOSSES)

Realized gain (loss) on gold distributed for the redemption of Receipts	$	XXX
Change in unrealized gain (loss) on investment in gold		XX,XXX
Total gain (loss)		XX,XXX

Change in net assets from operations	$	XX,XXX

(1)	The Trust applies the provisions of Topic 946, Investment Companies.

See Notes to the Unaudited Financial Statements

VAULTED GOLD BULLION TRUST

Statement of Changes in Net Assets (Unaudited)
For the X months ended [Date], 2014

X months Ended [Date], 2014 (1)

(Amounts in 000’s of US$, except for Receipt data)	Receipts			Amount
Opening balance at [date], 2014	X,XXX,XXX		$	X,XXX,XXX
Net investment loss				(X,XXX	)
Realized gain (loss) on investment in gold				XXX
Change in unrealized investment in gold				XX,XXX
Issuances	X,XXX			XX,XXX
Redemptions	(X,XXX	)		(XX,XXX	)
Closing balance at [date], 2014	X,XXX,XXX		$	X,XXX,XXX

(1)	The Trust applies the provisions of Topic 946, Investment Companies.

See Notes to the Unaudited Financial Statements

VAULTED GOLD BULLION TRUST
Notes to the Unaudited Financial Statements

1.	Organization

The Vaulted Gold Bullion Trust.  The Vaulted Gold Bullion Trust (the “Trust”) was initially formed on December 10, 2013 pursuant to an interim trust agreement that was amended and restated by the Depositary Trust Agreement, dated ___________, 2014 (the “Depositary Trust Agreement”).  The Trust had no operations until [date, 2014]. The Bank of New York Mellon will be the trustee and BNY Mellon Trust of Delaware will be the Delaware trustee.  The Initial Depositor sells Gold Bullion to the Trust, arranges custodial services through its storage account and provides administrative services from time to time.  The Vaulted Gold Bullion Trust is not a registered investment company under the 1940 Act.

The Vaulted Gold Bullion Trust is intended to hold Gold Bullion for the benefit of owners of Gold Deposit Receipts.  One receipt represents the undivided beneficial ownership of one troy ounce of Gold Bullion.  The trustee will perform only administrative and ministerial acts.  The property of the Trust will consist of the Gold Bullion and all monies or other property, if any, received by the trustee.  The fiscal year end for the Trust is December 31.

The accompanying unaudited financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America. In the opinion of the Trust’s management, all adjustments necessary to present fairly the financial position, results of operations as of and for the X months ended [Date], 2014 have been made.  In accordance with Topic 946, Investment Companies, the Trust meets the exemption criteria to exclude a statement of cash flows.

2.	Significant Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires those responsible for preparing financial statements to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of significant accounting policies followed by the Trust.

2.1.	Basis of Accounting

The Trust is an investment company within the scope of Financial Accounting Standards Board (“FASB”) Codification of Accounting Standards, ASC 946, Financial Services—Investment Companies (“Topic 946”).  The Trust has determined it falls within scope of Financial Accounting Standards Board (“FASB”) Codification of Accounting Standards, ASC 946, Financial Services—Investment Companies (“Topic 946”).  As the Trust meets the exemption criteria under Topic 946, a cash flow statement is not required for the period ended [Date], 2014.  The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act.

2.2.	Valuation of Gold

The Gold Bullion will be held for the benefit of holders of Gold Deposit Receipts in an custodial account operated by Bank of Montreal at the Royal Canadian Mint (the “Mint”) and is valued, for financial statement purposes, at fair value.

The Trust follows the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 provides guidance for determining fair value and requires disclosure regarding the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Trust records its investment in gold at fair value and recognizes changes in fair value of the investment in gold as changes in unrealized gains or losses on investment in gold through the Statement of Operations.

2.2.	Valuation of Gold (continued)

Inputs

Generally accepted accounting principles establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows:

–	Level 1.	Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access.

–	Level 2.
Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments and similar data.

–	Level 3.
Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing the company’s own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Trust’s holds primarily Gold Bullion which is classified as Level 1 as pricing is based on quoted prices which are observable inputs. There were no re-allocations or transfers between levels during the period.

2.3.	Gold Receivable and Payable

Gold receivable or payable represents the quantity of gold covered by contractually binding orders for the issuance or redemption of Receipts respectively, where the gold has not yet been transferred to or from the Trust’s account. Generally, ownership of the gold is transferred within three business days of the trade date.

2.4.	Issuance of Receipts

The Trust will issue Gold Deposit Receipts on a continuous basis pursuant to the Depositary Trust Agreement.  Authorized receipts are unlimited.  There are XX,XXX receipts issued and outstanding at [Date], 2014.   Holders of Gold Deposit Receipts will receive no cash distributions.  Gold Deposit Receipts are recorded at the value received from the investor.

Subject to certain exceptions described herein, holders of Gold Deposit Receipts will have the option to exchange their Gold Deposit Receipts for Gold Bullion (to be delivered directly to them by the Service Carrier) subject to payment of a withdrawal and delivery fee, or exchange their Gold Deposit Receipts for cash as described below.  Changes in the Receipts for the period ended [Date], 2014 is set out below:

Period Ended [Date], 2014
(Amounts in 000’s of US$ except for Receipt and per Receipt data)
Number of Receipts
Opening balance		XX,XXX,XXX
Issuance		XXX,XXX
Redemptions		(X,XXX,XXX)
Closing balance		X,XXX,XXX

Receipts
Opening balance	$	X,XXX,XXX
Issuance		XX,XXX
Redemptions		(XXX,XXX)
Closing balance	$	X,XXX,XXX

Redemption value per Receipt at period end	$	XXX.XX

2.5.	Income Taxes

The Trust is classified as a “grantor trust” for U.S. federal income tax purposes. As a result, the Trust itself will not be subject to U.S. federal income tax. Instead, the Trust’s income and expenses will “flow through” to the Shareholders, and the Trustee will report the Trust’s proceeds, income, deductions, gains, and losses to the Internal Revenue Service on that basis.

There are no uncertain tax positions that require a reserve as of [Date], 2014.

2.6	Investment in Gold

Changes in ounces of gold and the respective values for the X months ended [Date], 2014 are set out below:

(Amounts in 000’s of US$ except for ounces data)		X months Ended [Date], 2014
Ounces of gold
Opening balance		XXX,XXX.X
Issuances		-
Redemptions		(X,XXX.X)
Closing balance		XXX,XXX.X

Investment in gold
Opening balance	$	X,XXX,XXX
Issuances		-
Redemptions		(XX,XXX)
Realized gain (loss) on investment in gold		-
Change in unrealized gain on investment in gold		XX,XXX
Closing balance	$	X,XXX,XXX

2.7.	Fees and Expenses

The expenses of the Trust are incurred by and paid for by the Initial Depositor.  The deposit fee charged to investors for each Gold Deposit Receipt issued is collected by the Trustee and paid directly to the Initial Depositor to cover the expenses it incurs.

The Trustee’s and Custodian’s fees are paid by the Initial Depositor and are not separate expenses of the Trust. The Trustee and the Custodian and their affiliates may from time to time act as Authorized Participants and purchase or sell Receipts for their own account, as agent for their customers and for accounts over which they exercise investment discretion.

4.	Concentration of Risk

The Trust’s sole business activity is the investment in gold, and substantially all the Trust’s assets are holdings of Gold Bullion which creates a concentration of risk associated with fluctuations in the price of gold. Several factors could affect the price of gold, including: (i) global gold supply and demand, which is influenced by factors such as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries; (ii) investors’ expectations with respect to the rate of inflation; (iii) currency exchange rates; (iv) interest rates; (v) investment and trading activities of hedge funds and commodity funds; and (vi) global or regional political, economic or financial events and situations. In addition, there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the value of an investment in the Receipts will decline proportionately. Each of these events could have a material effect on the Trust’s financial position and results of operations.

5.	Indemnification

Under the Trust’s organizational documents, the Trustee (and its directors, employees and agents) and the Initial Depositor (and its members, managers, directors, officers, employees and affiliates) are indemnified by the Trust against any liability, cost or expense it incurs without gross negligence, bad faith or willful misconduct on its part and without reckless disregard on its part of its obligations and duties under the Trust’s organizational documents. The Trust’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Trust that have not yet occurred.

[Exhibit 99.1] [MONTHLY]

Statement to Gold Deposit Receipt Holders

To the holders of Gold Deposit Receipts
CUSIP:  92242D106

Reference is made to that certain Depository Trust Agreement, dated ____________, 2014 by and among The Bank of New York Mellon, as trustee, BNY Trust of Delaware, as Delaware trustee, Bank of Montreal, as initial depositor, and BMO Capital Markets Corp., as placement agent (the “Depositary Trust Agreement”).  Capitalized terms used but not specifically defined herein will retain the meanings ascribed to them in the Depositary Trust Agreement.

This report contains information on the Trust, the Gold Deposit Receipts and the Gold Bullion as of MM DD, 2014, the month-end cut-off date.  Any information related to the spot price for gold is as of the month-end cut-off date.  The Trust may continuously issue Gold Deposit Receipts.  As a result, the information is accurate only as of such cut-off date.

At the cut-off date: MM DD 2014
Inception date of the Trust: MM DD 2014
Number of outstanding Gold Deposit Receipts: 100,000, sold when the spot price or gold was $1,200 per troy ounce (EXAMPLE)
Troy ounces of Gold Bullion represented by outstanding Gold Deposit Receipts: 100,000 (EXAMPLE)
Spot price: $1,300 (EXAMPLE)

During the period, no expenses were paid by the Trust.  All expenses of the Trust are paid by Bank of Montreal as the initial depositor of the Trust.

(Amounts in $000’s of USD)	MM DD, 2014
ASSETS
Gold bullion	$130,000
TOTAL ASSETS	$130,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Gold payable	$0

Redeemable Gold Deposit Receipts
No par value, unlimited amount authorized – 100,000 issued and outstanding at MM DD, 2014	$120,000

Retained earnings	10,000
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$130,000